Capitalisation and Indebtedness
Exhibit 99.1

The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 31 December 2025.

2025
As at 31 December	m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	13,867

£m
Group equity
Called up share capital and share premium	4,178
Other equity instruments	12,725
Other reserves	1,628
Retained earnings	59,253
Total equity excluding non-controlling interests	77,784
Non-controlling interests	452
Total equity	78,236
Group indebtedness
Subordinated liabilities	12,954
Debt securities in issue at amortised cost	119,033
Debt securities in issue designated at fair value	86,676
Total indebtedness	218,663
Total capitalisation and indebtedness	296,899
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	16,749
Performance guarantees, acceptances and endorsements	8,625
Total contingent liabilities	25,374
Documentary credits and other short-term trade related transactions	1,103
Standby facilities, credit lines and other commitments	423,503
Total commitments	424,606

As at 31 December 2025, £20.4bn of our indebtedness was secured.